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                                                                  EXHIBIT (a)(1)

FOR IMMEDIATE RELEASE      CONTACT: Immucor, Inc.
                                    Edward Gallup, Steve Ramsey or
                                    Connie Vinson
                                    770-441-2051

                                    Gamma Biologicals, Inc.
                                    David E. Hatcher
                                    713-681-8481


                IMMUCOR, INC. TO ACQUIRE GAMMA BIOLOGICALS, INC.
                   IN A CASH TENDER OFFER FOR $5.40 PER SHARE

NORCROSS, GA - September 21, 1998 - Immucor, Inc. (NASDAQ: BLUD) and Gamma Biologicals, Inc. (AMEX: GBL) today jointly announced that they have executed a definitive merger agreement under which Gamma Acquisition Corporation, an Immucor subsidiary, will commence a cash tender offer to acquire all of the outstanding shares of Gamma Biologicals for $5.40 per share. The merger agreement has been unanimously approved by the Board of Directors of each company. Upon completion of this transaction, Gamma Biologicals will operate as a wholly owned subsidiary of Immucor, Inc.

The cash tender offer of $5.40 for each Gamma Biologicals share represents a total transaction value of approximately $25 million. The tender offer is not conditioned upon financing. Subject to satisfaction of customary closing conditions, Immucor and Gamma Biologicals expect the transaction to close within five weeks from the date hereof.

Upon completion of this acquisition, Immucor will become the market leader in providing blood serology reagents and systems in the U.S. and Canada, and will greatly strengthen its international market position. The combination of this market leadership with a broad line of automated instrumentation, including Immucor's newly approved ABS2000 system, and an extensive pipeline of new products, including Gamma's gel-based ReACT system, is expected to generate growth in both revenue and profitability. Given the substantial opportunities for synergies and cost savings, this transaction is expected to increase Immucor's earnings per share.

Edward L. Gallup, Immucor's President and CEO, stated "I am pleased to welcome Gamma's customers, employees and suppliers to our company. I am confident that the combined strengths of our organizations will set the standard for quality products and services in our industry for years to come."

David E. Hatcher, Gamma's President and CEO, stated "In Immucor, we have found the ideal partner to continue the growth of our business. Given the consolidation of our industry and the


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resources which Immucor provides, I believe this transaction will best serve
Gamma's customers, shareholders and employees."

Immucor, Inc., founded in 1982, manufactures and sells a complete line of reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. Immucor markets a complete family of automated instrumentation for all of its market segments. Immucor's fiscal 1998 revenues were approximately $40 million. For more information on Immucor, please visit the Company's website at www.immucor.com.

Gamma Biologicals, Inc., with fiscal 1998 revenues of approximately $18 million, manufactures and sells a wide variety of in-vitro diagnostic reagents to blood donation centers, transfusion departments of hospitals, medical laboratories and research institutions through a direct sales force and distributor network. Gamma Biologicals distributes its products to more than 50 countries worldwide. Additional information is available about Gamma Biologicals on its website at www.gammabio.com.

This press release may contain forward-looking statements as that term is defined in the Private Securities Reform Act of 1995, including, without limitation, statements concerning each company's expectations, beliefs, intentions or strategies regarding the future. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results may differ materially from each company's current expectations. All forward-looking statements included in this document are based on in formation available to each company of the date hereof, and each company assumes no obligations to update any such forward-looking statements. Further risks are detailed in each company's filings with the Securities and Exchange commission, including those set forth in each company's most recent form 10-K and Quarterly Reports on Form 10-Q.
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